UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for May 2018

Santiago, Chile, June 8, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for May 2018 compared to May 2017.

System passenger traffic increased 3.4%, while capacity rose by 6.1%. As a result, the Company’s load factor for the month fell 2.1 percentage points to 80.9%. International passenger traffic accounted for approximately 59% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	May			Year to Date by May
	2018	2017	% Change	2018	2017	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	9,275	8,967	3.4%	48,537	47,098	3.1%
DOMESTIC SSC (1)	1,478	1,383	6.9%	8,009	7,810	2.5%
DOMESTIC BRAZIL (2)	2,339	2,264	3.3%	12,278	11,963	2.6%
INTERNATIONAL (3)	5,458	5,320	2.6%	28,251	27,324	3.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,461	10,804	6.1%	57,729	55,916	3.2%
DOMESTIC SSC (1)	1,848	1,765	4.7%	9,688	9,627	0.6%
DOMESTIC BRAZIL (2)	3,109	2,898	7.3%	15,269	14,771	3.4%
INTERNATIONAL (3)	6,504	6,140	5.9%	32,772	31,518	4.0%

PASSENGER LOAD FACTOR
SYSTEM	80.9%	83.0%	-2.1 pp	84.1%	84.2%	-0.2 pp
DOMESTIC SSC (1)	80.0%	78.3%	1.7 pp	82.7%	81.1%	1.5 pp
DOMESTIC BRAZIL (2)	75.2%	78.1%	-2.9 pp	80.4%	81.0%	-0.6 pp
INTERNATIONAL (3)	83.9%	86.6%	-2.7 pp	86.2%	86.7%	-0.5 pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,287	5,109	3.5%	27,617	26,862	2.8%
DOMESTIC SSC (1)	1,806	1,682	7.4%	9,248	8,903	3.9%
DOMESTIC BRAZIL (2)	2,182	2,166	0.7%	11,480	11,330	1.3%
INTERNATIONAL (3)	1,299	1,261	3.0%	6,890	6,628	3.9%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	303	271	11.8%	1,480	1,350	9.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	559	503	11.1%	2,681	2,535	5.8%

CARGO LOAD FACTOR
SYSTEM	54.2%	53.8%	0.3 pp	55.2%	53.3%	1.9 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 137 destinations in 24 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 42.000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 311 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer